Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Artius Acquisition Inc.

Subject Company: Artius Acquisition Inc.

Filer’s Commission File Number: 1-39378

Date: June 9, 2021

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Rich Riley:

Welcome everybody to part one of the Origin Materials AMA for our SPAC merger. We wanted to make sure that we took the time to engage with everyone interested in our company, mission and public listing, rather than focus exclusively on institutional investors. I’m Rich Riley and I’m joined here today with our co-CEO and co-founder, John Bissell. We’re beyond excited about the number of questions received and though we may not get to all of them, we wanted to thank everyone who participated. With that said, let’s get started.

Rich Riley:

“AACQ shareholder here. I’m interested in your near term roadmap prior to the Origin One Sarnia facility producing in 2022. I’m also interested in your take on the impact of tailwind, such as carbon goals, ESG initiatives, et cetera. Especially in the context of mitigating execution risk.”

John Bissell:

Yeah, it’s a good question. I think in terms of a roadmap prior to Origin One’s completion, what we’re really looking at is interim milestones and the execution of those projects. So, you’ll see the modules being erected for Origin One. I think there’s a question a little bit later about monthly beauty pictures of Origin One as we go along. I think you can see things happening on the side. It doesn’t always turn into something that’s as substantial of an incremental advancement in the project as the module is being erected or interconnected, something like that. But yeah, I think there’s going to be progress along those lines. I think there’s certainly going to be progress along the lines of Origin Two.

John Bissell:

So, site selection, EPC selection, completion of the feed package, starting construction, procurement and all those kinds of things. So, there’s going to be incremental advancement all the way through on the projects. From a technology side, we’ll have demonstration of applications in various areas. So, you’ll see incremental advancement of our product development into our TAM. So, showing us in various different applications over time. That will probably be a little bit less consistent, just because of the nature of product development. And then maybe, Rich, you could talk about some of the bigger picture ESG stuff and maybe some of the commercial milestones that we will be hitting.

Rich Riley:

Sure. So, we feel enormous tailwinds and that’s the exact word for it. Companies making net zero announcements. More and more companies making more and more aggressive announcements and truly being focused on those goals. Government, whether it is carbon taxes or incentives and penalties around the world for people to reduce their carbon footprints and increase sustainability. We also see it on the talent side where people are eager to come work in what they think could be the next leaders of the world’s transition to sustainable materials. And so, it is fantastic to have all these tailwinds around our business and they definitely make us even more excited about how big our business can become.

John Bissell:

So here’s the next question. Based on patents and related papers, you’re using a low feedstock to water ratio and a low water organic ratio, and feedstocks aren’t pure cellulose. 5-chloromethylfurfural yield is maybe half of cellulose mass and you’re only using carbon, which is half the mass of 5-chloromethylfurfural. That being said, the concentration of carbon from biomass organic phase is probably something like 0.25%. Separation of such a low concentration is almost inevitably going to be fairly expensive and energy intensive. I’m not sure how much it can be recycled, but your process also seems to use quite a bit of HCl and salt. As such, I’d be interested in how the total embodied energy of PET from Origin Materials compares to that of conventional PET production when you include distillation, separation, salt usage, HCl usage, et cetera.

John Bissell:

Great. So it’s a reasonably technical question, but I love getting questions like this. It’s fantastic. Anytime I get to talk about this kind of stuff. So first I can understand where you see some of the numbers that you’re getting in terms of loading of concentrations of some of these things. Makes perfect sense that that’s where your conclusion would land, but what’s important to understand, is that a big part of what we’ve done over the years is significantly increased what we think of is that industrial feasibility and practicality of this kind of technology. And so we’re operating in a generic sense, we’re operating in excess of an order of magnitude more concentrated than then some of your assumptions imply, or at least as far as I can tell. So I think that’s important to understand, and that relates directly to that energy intensive nature of the process.

John Bissell:

It’s correspondingly more than an order of magnitude, less energy intensive than some of the back of the napkin calculations associated with your numbers might presume. Along similar lines when it comes to HCl and salt, particularly when we’re going to paraxylene and ultimately to PET, the HCl actually is largely regenerated during the reduction of the CMF. So that’s a sort of, all of the CMF ends up being reduced in order to get through to paraxylene, when we do the reduction, the hydrogenation actually converts the chlorine back into HCl. And that HCl can either be used back in the frontend of our process, or you can open the loop up and sell it to another party or something along those lines, whatever makes the most economic and environmental sense. And the salt is almost entirely recycled. So of course with any process like this, you’re going to have a little bit of a burn stream, but that’s generally speaking, de minimis with respect to the total quantity of salt that’s running through the system.

John Bissell:

And as such, really the total embodied energy of the PET ends up net of all that. So including energy for your distillation, separations, including the energy embodied and things like HCl and salts, all that kind of stuff, when you sum it all up. And that’s actually how we get to this slightly negative PET or negative emissions number for our PET as compared to conventional PET, which is nearly three kilograms of emissions per kilogram of PET. So that number that’s sort of our highlight number in our slides is from an LCA that was conducted by a third party and was commissioned actually by our customers. That’s all lumped into that one big LCA. So it does take into account all of those different things. And generally speaking, actually the LCA that goes through most of the stuff that you identified in and are of concern in your question, most of that is actually considered just in the production of the CMF and the HTC.

John Bissell:

And so that portion of the LCA is actually published. It’s publicly available on our website. So you can go download that and read through it and see sort of all the puts and takes. Now, the other thing that I’ll mention around this is that all of this, of course, is looking at a prospective plan. So it’s taking into account specifically what’s going on or what we think is going to be going on at that particular location. But each of these locations is somewhat specific to the various, everything from the power grid that’s particularly local to the feedstock supply to, lots of little details. So, of course when we look at individual sites, Origin Two, Origin Three, Origin Four, et cetera, there are going to be puts and takes on all of these different things. But we think that the LCA is, and the numbers that we were afforded are as good as you can get given that we haven’t actually finished construction on some of those plans yet. So, thanks.

Rich Riley:

And we’ve got a related, but slightly different question. I think the total embodied energy in the product and that calculation relative to traditional PET is likely the most important question that could be answered. I live in an area that produces too much, a lot of timber. Like non-stop lines of logging trucks driving by for hours and hours, every weekday. While I appreciate waste products like sawdust to be utilized for a forward-thinking product like this, I think full transparency would help investors feel more confident about their decision.

Rich Riley:

By the way, Origin, I do not think you’re being manipulative or purposely hiding that info. Inevitably, I’m sure some people aren’t into the nitty gritty, but I noticed the same thing as this OP. I’d be curious how material acquisition and product distribution factor into that calculation as well. Disclosure, I own 130 shares of AACQ and have for months at this point best of luck and thanks for the work, team.

John Bissell:

Yeah. So I think it’s a really good question. One, I think inevitably any of the specifics, the nitty gritty that you’re talking about, are going to be associated with a specific site and a specific plant and some specific purchasing decisions that are made around that plant. So, we forecast what we think the sort of our best guess, we try to make it a conservative guess, but our best guess of exactly what that feedstock sort of blend is going to look like for that specific plant. But until, until we disclose the specific location of the plant for Origin Two, and again, at some point for Origin Three and Origin Four, et cetera, you can’t know exactly what that feedstock blend’s going to be. But generally we think it’s going to be a blend of residuals like pulp sludge, sawdust, pins and fines, tops and limbs, and then there may be some fresh pulpwood in there as well.

John Bissell:

And yeah, the feedstock logistics and delivery are a significant part of the sort of netting back of emissions associated with using timber-based forest products, feedstocks. And that’s one of the reasons why we like using waste is because it avoids a lot of that. And we’d like to make that as good as we can, but I’ll harken back to the LCA that I mentioned. That LCA really does actually incorporate our best understanding of all of those components together. So it is taken into account in the LCA that we have. And I think as we build additional plants, we’ll be probably as transparent as we can be around exactly what those feedstocks are that are being used at that particular plant.

John Bissell:

So, okay. Next question. Hello. When do you expect the factory to be up and fully operational producing materials and delivering orders? So we expect Origin One to be fully up and operational, well, let’s say started up at the end of next year, end of 2022 and producing materials. And it’ll be delivering orders relatively shortly after that. So, anytime you start up a plant like this, there’s a little bit of you want to accumulate some material before you actually start delivering it. You got to do some of the QA and things like that. So that’ll be shortly after the startup. But that’s the general timing.

John Bissell:

And then for Origin Two, the world scale plant, we expect that to be middle of 2025, which means, certainly within 2025, we expect to be producing significant material and delivering orders.

John Bissell:

Okay. Next question. How much of Origin One and Origin Two are sold out already? Can you talk about customer concentration? How many customers make up the 1.9 billion in existing contracts? Rich, you want to take that one?

Rich Riley:

Yeah, that’s a great question and one that we get a lot. I’ll answer it as specifically as I can, but we are intentionally not, are delaying selling out Origin One and Origin Two, and part of that is we want to bring on new customers and you’ve hopefully seen the large number of new customers that we’ve announced just in the last couple of months and building beyond our strong partnerships with Pepsi, Nestle, and Danone to announce apparel partnerships, automotive partnerships, construction materials partnerships, additional packaging partnerships, et cetera. And so we want to be able to bring on new customers and still have room for them to the extent we can on our first plants. In fact, because of that, we’re already putting some orders onto Origin Three. But those plants will sell out eventually we feel confident that we have far more demand than supply. And so we’re trying to bring on new customers that help us show different parts of the addressable market. And so we’re really excited about apparel, automotive, et cetera.

Rich Riley:

The next part of this is can you talk about customer concentration? I would say we don’t disclose specific customers. Those are confidential between us and the customers. You can see our list of customers on our analyst day presentation, which is available on the website. And I can tell you that we have a lot of customers with over a hundred million dollar contracts, for example. So it is not like it’s one customer driving that entire order book.

Rich Riley:

All right, next question. Expect contracted portion of Origin Two and Origin Three to be 100% sold out? Is the sold-out basis here, a base business plan or a high demand business plan, two trains per plant? And so I’ll put a little context around that question for everyone. That’s a quote on one of the slides in our analyst day presentation that sort of shows our forward milestones, including when we think we’ll be sold out on Origin Two and Origin Three. And the second part around the base business plan or high demand business plan is also in that presentation where we have a base case, and then a high demand case where we assume that we built two trains per plant, so that we have more supply, faster. And also in that case that we achieve a green premium.

Rich Riley:

And to answer the question specifically, that that bullet point and really every bullet point in the presentation is assuming the base business plan. Like I said, in terms of selling these plans out, if we wanted to sell these plans out as quickly as possible, if that was our goal, we could do it really quickly. We’re trying to be strategic about it for a bunch of reasons. I mentioned bringing on new customers, but it’s also because pricing continues to improve. One of the biggest drivers of that is more and more companies with more and more net zero commitments, trying to figure out how to get there.

Rich Riley:

And secondly, that companies are increasingly pricing in carbon into their own supply chain calculations. And so whether that be the carbon taxes that are being enacted around the world and talked about in the United States or, or companies just realizing that they’re going to have to put carbon disclosures on their labels or other things. Carbon is now being considered in purchasing materials, which is usually beneficial when our customers compare Origin’s offerings to the petroleum-based materials that they’ve historically bought.

John Bissell:

Great. Next question. If Origin Two is built as a high demand business plan, two trains per plant, what is the additional cost and duration? Yeah, so that’s quite a question. Generally, the way we forecast that sort of higher demand case or upside case is with the plants being duplicated. So the idea with the two train plant wasn’t necessarily that we had a bunch of you’re going two trains, you’d get a bunch of synergy, even though we probably would. But it was actually just forecast as a duplication of costs. So same cost, same duration for that project. And now you can, obviously you’re not going to have to do the front-end engineering design twice or something like that for those plants. So you get a little bit of synergy there. You certainly don’t have to make the decision until a little bit later in the process, whether you’re going to do both. But generally speaking, we looked at it as same cost for both trains, no synergies between the two, even though there’s decent odds that there would be some significant capital synergy.

Rich Riley:

Okay. Next question. If demand is overwhelming, shouldn’t the Origin Three construction plan be implemented faster?

John Bissell:

So, yes. And the Origin Three faster construction plan is really the two train Origin Two construction plan. So, the broader context that Rich gave earlier, we see the upside cases where we’re building out two trains, sort of next to each other as an accelerated supply case. That’s really the faster Origin Three construction plan. Now, generally speaking, at any point here, as we see things, demand come online faster, execution of these capital projects more quickly than we were expecting, all these sorts of things, those are all things we’re going to we’re ratcheting as fast as we can. So everything should be, if it goes better and we want to go faster, we’re solving for speed, I think are most of this.

John Bissell:

So it’s a reasonable question. And it aligns, I think, with our intent. Okay. Given the patent expiration time, money, high demand, and Earth’s net zero golden time, wouldn’t it be better to sell licenses overseas faster? That is a really good question. I just mentioned that our objectives to solve for speed and that’s true in a whole bunch of different ways. And I would say actually I would call us in Earth’s net zero Twilight, more so than golden time. We’re sort of running out of time to hit net zero. But, yeah, the key here with licenses is, so there’s the question of licensing from a sort of generic standpoint of I’ll just give the technology to somebody so that it can execute faster, but our opinion is that actually generally that only works with a highly competent licensee.

John Bissell:

And as you let’s say, demonstrate the technology more fully and at larger scale, the competency of the licensee to execute the technology, the hurdle gets lower and lower and lower, and eventually it’s basically copy and repeat, or copy and paste. And so the way we look at this is we want to get our technology to the point where you can deploy it as quickly as possible to as many and in as many different situations as you possibly can. And so from that perspective, we have seen this as let’s get to scale, let’s get our plants significantly operating at our own capacity base. And then we can license that kind of technology or work with other parties to deploy that technology.

John Bissell:

And it doesn’t have to be one of the few highly competent organizations in the world that we’re working with to deploy it successfully. There are a whole lot of different organizations that might be able to deploy that technology alongside us. So that’s been our view. But that may turn out differently. It may be that the right answer opportunistically is for us to deploy licenses or deploy the technology with others earlier than we expect. I think that’d be a great outcome. That’d be a good thing. Rich, I don’t know. Do you have some other comments?

Rich Riley:

Well, I’ll just add one thing that I think is pretty unique is that we view the other chemical and oil and gas companies all as potential partners, not as competitors. And so you’ve seen us announced partnerships with Solvay and Mitsubishi Gas Chemical. We talked to lots of other companies on a regular basis and have great relationships with them. And so we are very open-minded to finding all ways to get our technology to market faster and licenses will hopefully be a meaningful part of that. So we’re always eager to partner and eager to accelerate our plan as much as possible, like John said.

Rich Riley:

All right, next question. Hi, Origin team. I’d like to offer you congratulations on being selected by Artius Acquisition for a merger. They’re one of the handful of blank check companies that I would trust with my investment. I have a few questions regarding the business side of your company. With inflation being a significant economic issue, how much would equipment steel building material prices affect the current development plan? Are contracts for the equipment for Origin One and Origin Two already locked in? And if not, how much of a rise in prices would necessitate the need for more capital to finish development? John, why don’t you answer that first? And then we can go into the second and third parts of this multi-part question.

John Bissell:

Yeah, sure. So in terms of the specifics of contracts for the equipment of Origin One and Two, so Origin One, a lot of the equipment has already been purchased. Not all, you’re purchasing all the way up, really towards the end of the project completion. But a significant proportion of it, more than half of the capital equipment has already been purchased and in fact, installed in the modules from those kinds of things. It’s one of the benefits of modular, modular construction. For Origin Two, we’re much more towards the beginning of that project. And so as a result, we haven’t made any significant equipment orders for Origin Two. It’s just not the right time in the phases of the process or project to do that yet.

John Bissell:

And generally speaking, if there’s rises in prices or just sort of across the board, whether they’re labor or raw materials or equipment prices, we have quite a bit of buffer in our forecast. So we have excess equity cash. We have really conservative project financing assumptions in our forecast. So I think there’s a lot of room for us to adjust to that as needed. But the other thing to consider is that inflation doesn’t usually happen in a homogeneous way across the board. So it’ll be interesting to see whether inflation hits, well, first at all, and if it does, does it hit significant in the areas that matter most for us? I don’t think that’s clear at all.

Rich Riley:

All right. Next part of this question is with your technology being cost competitive, as well as being interchangeable with oil-based products, have any potential customers you have approached rejected working with you, and if so, what reasons have they provided? So I’ll answer that. So, we typically meet with the chief sustainability officer of a company and their teams and walked through the Origin capabilities, that particular customers sustainability and carbon goals, and then talk about what their material needs are. And I would say that we have a very high conversion rate from sort of initial conversation into going deeper into negotiations, into capacity reservations, then on into often agreements. So we generally get sort of an incredible amount of excitement and it’s principally what you say. They’re not used to someone providing them at scale a drop-in material. So they’re not changing their packaging or any of their tooling or anything. That’s economically priced.

Rich Riley:

A lot of times someone shows up with a brand-new material that requires a lot of changes that is at a very substantial price premium. And so we really are what they’re looking for and what they may have never seen. And so it leads to this. These calls are a lot of fun and very, very high conversion rates. To the extent that a customer is not interested or less interested, I would say, that hasn’t happened. It’s more a matter of there can be situations where a company just has different sustainability priorities. And so for example, some companies may be very focused on the agricultural carbon footprint of their company and less so on plastics and other components. And so, like with any company, their priorities can lead just sort of the, I would say the pace of the partnership more so than the likelihood of the partnership actually happens.

Rich Riley:

So one of my favorite things about my role is getting to meet with customers and potential customers and they’ve got these clear goals, we’ve got a clear drop-in solution, and they’re, they’re, they’re a lot of fun and they have really exceptionally high conversion rates.

Rich Riley:

All right. The next question, Origin material seems .... The next part of this question, sorry. Origin material seems to have a lot of investor presentations. I understand that a lot of concept-based and pre-revenue companies report visibility to build up their potential customer base. But it’s rare in my experience to see this many. Could you go into what your investor presentations serve for your business goals?

Rich Riley:

So I think we really have two investor presentations that we’ve used. One when we announced our SPAC merger. And then, a slightly updated one for our analyst day. Both can be found on our SEC filings and on our website. And that’s just really, a few months had gone by and us wanting to sort of update the story in principally around new customer partnerships and increased order book and some new hires and some new board members and things like that. So you could expect us to continue to sort of update our story as we go along. And one of the things like we said earlier is we want to be very transparent, share news when we have it and bring everybody along on the ride with us.

John Bissell:

Okay. Next question. Hi gentlemen, a few of your larger contracts rely on the completion or operation of Origin One by certain dates, with possible contract terminationif operational requirements are not met. Based on dates laid out in the prospectus, Origin One will not currently meet these deadlines. Is it reasonable to believe that these contract deadlines will be extended or declared moot, given that the large three contracts were all part of the PIPE investment? Maybe we start with that. Rich, do you want to take that one?

Rich Riley:

Sure. So what I can say generally, and I guess I can’t really comment on a specific contract with a specific customer, but generally, if you were to talk to any of our customers, what they want is for us to get to commercial scale as quickly as possible, because they want to buy a lot of our materials and they’ll tell you they all want to buy a lot more than their initial orders indicate. And so, we’re confident that to the extent contracts need to be modified, adjusted, updated, that kind of stuff, that’s really not a big deal for us or for our customers. So, we’re highly confident with our, and that we will continue to increase our contracts with them, deliver on our contracts and that, to the extent something needs to be modified, it’s really not that big a deal.

John Bissell:

Second part of the question was, can we get a monthly beauty shot of Origin One on Twitter as it’s being built? I think monthly, not sure, but beauty shots. Periodic. No question. Okay.

Rich Riley:

All right. Next question. How do you reconcile the traditional model of focusing on driving shareholder value with your focus on climate? Are they not oppositional? If not, how so? And how will you ensure that your company continues to live up to its ideals when there may be possibly significant pushback from activist investors or entities who could own substantial portions of the company? In other words, when push comes to shove, what comes first, the climate or the bottom line?

John Bissell:

I think that’s a really interesting question. I think it’s one that in today’s environment is very different than it might’ve been, frankly, even a few weeks ago or six months ago or six years ago. So first I’ll say, my overarching view of how these things interact is essentially capitalism is one of the strongest drivers of productivity and change that we’ve seen as a species. And so I think that I would frame it as if we want to accomplish significant change with in order to impact our climate positively, the only way I think that we can do that is by harnessing the engine of capitalism. I think that’s required. So I think rather than in that sense, rather than the two systems or the problem and the system being at odds, I think that they’re linked because we need the dynamism and the speed of capital deployment that comes with capitalism in order to solve the problem at the rate that we need to solve it.

John Bissell:

I think at a more sort of temporally local level, last week we saw some pretty interesting activist things happen at large petrochemical companies and exploration production companies. So I generally would say, I’m not sure that activism is a headwind. I think it might actually be a tailwind for us these days. And I think that’s going to continue to be true. If you look at these companies and the commitments that they’re making to hit net zero or net neutral, I think that when push comes to shove, our customers are going to get pressured into going net zero. I think that’s going to be the result of the pushing and the shoving. Not some negative impact for, for ESG companies, but Rich, you may have some view on that.

Rich Riley:

I’ll just add, I feel like for us, they’re really uniquely aligned because the more we invest and innovate to reduce carbon and increase the sustainability of our products, the more valuable they are to our customers. And so we really do get sort of rewarded for good behavior. And our customers partner with us to help lead them to net zero. And so it’s important for us to be on the cutting edge of how companies behave, how companies manage their own carbon footprints. And so I think there’s a lot of benefits that come to us from being very climate focused. So I think we’re in a potentially unique position of really not having to make that trade off and getting to advance on both fronts.

John Bissell:

Yeah. Final question. So a bunch of investors are asking about BioAmber isn’t that a tech based on fermentation? No surprise that tech failed, given those bugs never work as planned. Origin’s tech is all based on proven chemical analysis, correct? Only way to scale for economies to address the enormous industrial markets is to rely upon chemical reactions, replacing oil in the industrial world is the way to go.

John Bissell:

Yeah, so BioAmber was an interesting company. They were based on fermentation. They were producing a completely different products. So, in the chemicals world, there are a vast number of different products. And each one has its own specific market characteristics, value propositions. Usually they go into multiple markets with different valuation buying propositions in each of those markets. They were producing succinic acid, which is an interesting chemical, but one that didn’t exist yet in the industrial world.

John Bissell:

So succinic acid. My understanding from the outside is that they had trouble marketing succinic acid in the way that they wanted to. Now, I would make the argument that I think fermentation is a less well-proven, to the questioner’s comments, is a less well-proven mechanism of scale for industrial chemicals. But I actually think that that was not BioAmber’s primary challenge, is my understanding. So that’s it, we’re not related to BioAmber at all, aside from the fact that our plant, our Origin One plant happens to be in Sarnia, which has a big industrial cluster and BioAmber was another plant that was in that same industrial cluster. The plants are close enough that I, well, I don’t have very good arm, but I even, I could probably hit BioAmber’s plant with a rock standing on our site. So, so from that perspective, I guess we’re sort of locally approximate.

John Bissell:

But aside from that, there was no relationship between BioAmber and Origin. But I think that you’re right. I think replacing oil in the industrial world is the way to go. So here’s here. With that, I think we’re out of time and we’ll have to save the rest of the questions for part two. Want to give a big, thank you to everybody who participated. If you’d like more info, please check out our website and our investment information. And thanks everybody. Have a great week.

About Artius

Artius Acquisition Inc (“Artius”) (NASDAQ:AACQ) is a special purpose acquisition company formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. Artius was co-founded by Charles Drucker, the former Chariman and CEO of WorldPay, Inc., a leading payments company, and its predecessor company, Vantiv. Inc., and Boon Sim, the Founder and Managing Partner of Artius Capital Partners LLC.

For more information, visit https://www.artiuscapital.com/acquisition.

About Origin Materials

Headquartered in West Sacramento, Micromidas, Inc. d/b/a Origin Materials is the world’s leading carbon negative materials company. Origin Materials’ mission is to enable the world’s transition to sustainable materials. Over the past 10 years, Origin Materials has developed a platform for turning the carbon found in non-food biomass into useful materials, while capturing carbon in the process. Origin Materials’ patented drop-in core technology, economics and carbon impact are supported by a growing list of major global customers and investors. Origin Materials’ first commercial plant is expected to be operational in 2022 with a second commercial plant expected to be operational by 2025 and plans for additional expansion over the next decade.

For more information, visit www.originmaterials.com.

Important Information for Investors and Stockholders

In connection with the proposed business combination transaction, Artius filed an amended registration statement on Form S-4 (the “Registration Statement”) with the SEC on May 3, 2021, which includes a proxy statement to be distributed to holders of Artius’s ordinary shares in connection with Artius’s solicitation of proxies for the vote by Artius’s shareholders with respect to the proposed transaction and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of securities to be issued to Artius’s shareholders and Origin Materials’ stockholders in connection with the proposed transaction. The Registration Statement was declared effective on May 27, 2021, and the definitive proxy statement/prospectus and other proxy materials were mailed on or about June 1, 2021 to Artius’s shareholders of record as of May 19, 2021. Investors and security holders and other interested parties are urged to read the definitive proxy statement/prospectus, any amendments thereto and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Artius, Origin Materials and the proposed transaction. The documents relating to the proposed transaction can be obtained free of charge from the SEC’s website at www.sec.gov. Free copies of these documents may also be obtained from Artius by directing a request to: Artius Management LLC, 3 Columbus Circle, Suite 2215, New York, New York 10019.

Cautionary Note on Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of the federal securities laws, including with respect to the proposed transaction between Origin Materials and Artius. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Origin Materials’ business strategy, estimated total addressable market, commercial and operating plans, product development plans and projected financial information. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the management of Origin Materials and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Origin Materials and Artius. These forward-looking statements are subject to a number of risks and uncertainties, including that Origin Materials may be unable to successfully commercialize its products; the effects of competition on Origin Materials’ business; the uncertainty of the projected financial information with respect to Origin Materials; disruptions and other impacts to Origin Materials’ business as a result of the COVID-19 pandemic and other global health or economic crises; changes in customer demand; Origin Materials and Artius may be unable to successfully or timely consummate the proposed business combination, including the risk that any regulatory approvals may not obtained, may be delayed or may be subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination, or that the approval of the shareholders of Artius or stockholders of Origin Materials may not be obtained; failure to realize the anticipated benefits of the business combination; the amount of redemption requests made by Artius’s shareholders, and those factors discussed in the Registration Statement under the heading “Risk Factors,” and other documents Artius has filed, or will file, with the SEC. If any of these risks materialize or our assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that Artius and Origin Materials presently do not know, or that Artius and Origin Materials currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Artius’s and Origin Materials’ expectations, plans, or forecasts of future events and views as of the date of this press release. Artius and Origin Materials anticipate that subsequent events and developments will cause its assessments to change. However, while Artius and Origin Materials may elect to update these forward-looking statements at some point in the future, Artius and Origin Materials specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Artius’s and Origin Materials’ assessments of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Participants in the Solicitation

Artius, Origin Materials and their respective directors, executive officers and employees and other persons may be deemed to be participants in the solicitation of proxies from Artius’s shareholders in connection with the proposed business combination. Information about Artius’s directors and executive officers and their ownership of Artius’s securities is set forth in the Registration Statement described above. Additional information regarding the interests of those persons who may be deemed participants in the solicitation of proxies in connection with the proposed transaction is set forth in the definitive proxy statement/prospectus.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Artius, the combined company or Origin Materials, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Contacts

Origin Materials

Investors:

ir@originmaterials.com

Media:

media@originmaterials.com

Artius Investors:

Jason Ozone

jason@artiuscapital.com

+1-212-309-7668